1st Net Technologies, Inc.

1869 W. Littleton Boulevard Littleton, Colorado 80120

Date:	July 12, 2005
To:	Securities and Exchange Commission
Washington, D.C. 20549
ATTN: Mr. Mark P. Shuman Branch Chief – Legal Office of Computers and Online Services

Subject:	Final revision

Reference:	1st Net Technologies, Inc.
Preliminary Schedule 14A
Filed August 27, 2004, January 7, 2005 and January 14 2005
Definitive Schedule 14A
Filed January 19, 2005
Revised Definitive Schedule 14A
Filed February 25, 2005
Revised Definitive Schedule 14A
Filed April 28, 2005
File No. 0-27145

BEGINNING OF RESPONSE

Schedule 14A

The quarterly report on Form 10QSB for the period ended March 31, 2005 was added and will be included in the final mailing. All associated references now reflect this addition. The actual Meeting Date, Record Date and expected Mailing Date were inserted as required. These are the only changes to the document. Having received a verbal confirmation that all prior comments were resolved we will proceed on the specified dates. Meeting Date is August 30, 2005. Mailing is scheduled to occur on July28, 2005.

END OF RESPONSES